EXHIBIT 12.1

FORTUNE BRANDS, INC. AND SUBSIDIARIES

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

(Dollar amounts in millions)

	Years Ended December 31,					Nine Months Ended September 30, 2006
	2001	2002	2003	2004	2005
Earnings Available:
Income (loss) from continuing operations before income taxes, minority interests and extraordinary items	$587.1	$748.9	$842.6	$994.3	$926.1	$902.0

Less: Income (loss) of equity investees included above	—	—	(0.7)	0.5	(0.2)	—
Capitalized interest	0.1	0.3	0.1	—	—	—
Preferred dividend requirements	0.8	0.7	0.7	0.6	0.6	0.4

	$586.2	$747.9	$842.5	$993.2	$925.7	$901.6

Fixed Charges and Preferred Dividends:
Interest expense (including capitalized interest) and amortization of debt discount and expenses	$100.5	$76.9	$76.1	$90.2	$170.8	$247.9
Portion of rentals representative of an interest factor	17.0	17.5	16.3	17.9	17.7	11.0
Preferred dividend requirements	0.8	0.7	0.7	0.6	0.6	0.4

Total Fixed Charges	118.3	95.1	93.1	108.7	189.1	259.3

Total Earnings Available	$704.5	$843.0	$935.6	$1,101.9	$1,114.8	$1,160.9

Ratio of Combined Earnings to Fixed Charges and Preferred Dividends	5.96	8.86	10.05	10.14	5.90	4.48